Exhibit 99.156

TORQUE ESPORTS CORP.

(formerly Millennial Esports Corp.)

Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended

February 29, 2020 and February 28, 2019

(Expressed in United States Dollars)

(Unaudited)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Torque Esports Corp.(formerly Millennial Esports Corp.) (the “Company”) are the responsibility of management and the Board of Directors.

The unaudited condensed interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited condensed interim consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the unaudited condensed interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established processes, which are in place to provide it with sufficient knowledge to support management representations that it has exercised reasonable diligence in that (i) the unaudited condensed interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the unaudited condensed interim consolidated financial statements and (ii) the unaudited condensed interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company’s auditors.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

(Unaudited)

	February 29,	August 31,
As at	2020	2019

Assets
Current Assets
Cash (Note 20)	$389,046	$2,827,014
Restricted cash (Note 10)	115,408	-
Accounts and other receivables	543,794	517,228
Government remittances receivable	644,694	711,278
Prepaid expenses and other current assets	532,056	698,842
Total Current Assets	2,224,998	4,754,362
Investment (Note 22(vi))	1,200,000	1,470,000
Property and equipment (Note 6)	248,631	82,635
Intangible assets (Note 5)	4,175,578	3,724,728
Leasehold improvements (Note 7)	164,564	2,618
Goodwill (Note 4)	4,091,916	651,354
Right-of-use asset (Note 8)	558,645	-
Total Assets	$12,664,332	$10,685,697

Liabilities
Current Liabilities
Accounts payable and accrued liabilities (Note 21)	$7,173,077	$3,919,169
Lease obligation - current portion (Note 9)	142,376	-
Players liability account (Note 10)	115,408	-
Note payable	98,665	-
Shareholder advances (Note 21)	330,000	-
Warrant liability (Note 15)	3,391,150	296,795
Current portion of long-term debt (Note 13)	89,969	90,033
Current portion of contingent performance share obligation (Note 18)	446,820	257,216
Deferred revenue	407,637	31,656
Promissory notes payable (Note 11)	3,603,624	852,884
Total Current Liabilities	15,798,726	5,447,753
Contingent performance share obligation (Note 18)	108,758	216,148
Convertible debt (Note 12)	8,841,641	12,532,723
Lease obligation - long term (Note 9)	436,815	-
Long-term debt (Note 13)	111,161	156,255
Total Liabilities	25,297,101	18,352,879
Shareholders’ (Deficiency) Equity
Share capital (Note 16)	35,346,754	29,613,406
Shares to be issued	760,216	760,216
Contributed surplus	2,901,812	2,753,037
Accumulated other comprehensive (loss)	(1,545,111)	(1,333,172)
Deficit	(50,312,582)	(39,754,120)
(Deficiency) equity attributable to shareholders	(12,848,911)	(7,960,633)
Net assets attributed to non-controlling interest	216,142	293,451
Equity attributable to non-controlling interest	216,142	293,451
Total Shareholders’ (Deficiency) Equity	(12,632,769)	(7,667,182)
Total Liabilities and Shareholders’ Equity	$12,664,332	$10,685,697

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Going Concern (Note 1)

Commitments and Contingencies (Note 18)

Subsequent Events (Note 22)

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

(Unaudited)

	For the Three	For the Three	For the Six	For the Six
	Months Ended	Months Ended	Months Ended	Months Ended
	February 29,	February 28,	February 29,	February 28,
	2020	2019	2020	2019
Revenues
Games development	$426,835	$1,403,395	$959,696	$2,915,650
Event and membership income	209,096	141,334	484,483	297,718
Online and other income	26,585	-	26,585	-
Total Revenues	662,516	1,544,729	1,470,764	3,213,368
Expenses
Consulting (Note 21)	1,062,391	263,007	1,451,244	543,050
Salaries and wages (Note 21)	555,621	267,373	817,209	568,865
Amortization and depreciation	639,824	578,519	1,232,630	1,160,354
Direct costs	1,144,146	1,510,898	2,235,835	3,104,389
Sponsorships and tournaments	648,142	12,482	2,476,729	37,286
Share-based payments (Note 14)	5,800	133,190	16,914	225,612
Professional fees	291,554	53,896	665,893	171,750
Advertising and promotion	245,628	44,980	1,379,556	104,296
Travel	82,875	11,859	113,315	28,646
Rent	19,973	3,499	26,341	30,185
Office and general	489,409	177,923	765,124	349,059
Website maintenance and internet	95,827	23,700	109,209	53,959
Insurance	33,110	6,622	42,683	16,439
Interest and bank charges	263,899	70,291	523,796	82,858
(Gain) loss on foreign exchange	116,813	12,048	279,700	(36,313)
Change in fair value of warrant liability	(502,438)	(203,671)	1,131,886	(628,197)
Change in fair value of convertible debt	(2,048,169)	-	(1,243,644)	-
Accretion expense	(14,724)	8,304	-	8,304

Change in fair value of contingent consideration	82,215	-	82,215	-
Gain on settlement of debt	(927)	-	(927)	(142,953)
Total Expenses	3,210,969	2,974,920	12,105,708	5,677,589
Net loss	$(2,548,453)	$(1,430,191)	$(10,634,944)	$(2,464,221)
Minority interest in net loss	42,209	-	77,309	-
Net loss for the year from
continuing operations, net	$(2,506,244)	$(1,430,191)	$(10,557,635)	$(2,464,221)

Discontinued operations (Note 19)
Loss from operations of discontinued Pro Gaming League Nevada Inc.	(627)	234,703	(827)	55,235
Loss on discontinued operations	(627)	234,703	(827)	55,235
Net loss	(2,506,871)	(1,195,488)	(10,558,462)	(2,408,986)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

(Unaudited)

	For the Three	For the Three	For the Six	For the Six
	Months Ended	Months Ended	Months Ended	Months Ended
	February 29,	February 28,	February 29,	February 28,
	2020	2019	2020	2019
Net loss	(2,506,871)	(1,195,488)	(10,558,462)	(2,408,986)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences	295,914	(37,789)	(211,939)	(19,280)
Comprehensive loss for the period	(2,210,957)	(1,233,277)	(10,770,401)	(2,428,266)

Basic and diluted net loss per share from continuing operations	$(0.22)	$(0.65)	$(1.45)	$(1.12)
Basic and diluted net loss per share from discontinued operations	$-	$(0.01)	$-	$(0.01)

Weighted average number of common shares outstanding	11,716,780	2,202,594	7,296,453	2,201,724

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Condensed Interim Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity

(Expressed in United States Dollars)

(Unaudited)

								Net Assets
			Equity	Accumulated				Attributed to
		Shares	Portion	Other				Non-
	Share	to be	Convertible	Comprehensive	Contributed			Controlling
	Capital	Issued	Debenture	Loss	Surplus	Deficit	Total	Interest	Total
Balance, August 31, 2018	$29,573,077	$455,736	$-	$(945,705)	$2,722,686	$(25,016,122)	$6,789,672	$-	$6,789,672
Share-based payments	-	-	-	-	225,612	-	225,612	-	225,612
Common shares issued on exercise of warrants	11,214	-	-	-	-	-	11,214	-	11,214
Equity portion of convertible debenture	-	-	154,213	-	-	-	-	-	154,213
Net loss for the period	-	-	-	-	-	(2,408,986)	(2,408,986)	-	(2,408,986)
Other comprehensive loss	-	-	-	(19,280)	-	-	(19,280)	-	(19,280)

Balance, February 28, 2019	$29,584,291	$455,736	$154,213	$(964,985)	$2,948,298	$(27,425,108)	$4,598,232	$-	$4,752,445
Balance, August 31, 2019	29,613,406	760,216	-	(1,333,172)	2,753,037	(39,754,120)	(7,960,633)	293,451	(7,667,182)
Convertible debt conversion	1,170,060	-	-	-	-	-	1,170,060	-	1,170,060
Common shares issued on private placement, net of costs	592,028	-	-	-	-	-	592,028	-	592,028
Share-based payments	-	-	-	-	16,914	-	16,914	-	16,914
Shares issued on acquisition of UMG	3,965,823	-	-	-	51,027	-	4,016,850	-	4,016,850
Non-controlling interest in subsidiary	-	-	-	-	80,834	-	80,834	-	80,834
Common shares issued on exercise of warrants	5,437	-	-	-	-	-	5,437	-	5,437
Net loss for the period	-	-	-	-	-	(10,558,462)	(10,558,462)	(77,309)	(10,635,771)
Other comprehensive loss	-	-	-	(211,939)	-	-	(211,939)	-	(211,939)

Balance, February 29, 2020	$35,346,754	$760,216	$-	$(1,545,111)	$2,901,812	$(50,312,582)	$(12,848,911)	$216,142	$(12,632,769)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

(Unaudited)

	For the Six	For the Six
	Months Ended	Months Ended
	February 29,	February 28,
	2020	2019
Operating activities
Net loss for the period	$(10,558,462)	$(2,408,986)
Items not affecting cash used in operating activities:
Amortization and depreciation	1,232,630	1,160,354
Change in fair value of warrants payable	1,131,886	(628,197)
Change in fair value of contingent consideration and convertible debt	(1,161,429)	29,912
(Gain) on settlement and extinguishment of debt	(927)	(142,953)
Minority interest	(77,309)	-
Unrealized foreign exchange (gain)	(69,740)	(46,513)
Accretion expense	-	8,304
Share-based payments	16,914	225,612
	(9,486,437)	(1,802,467)
Changes in non-cash working capital:
Accounts and other receivable	49,486	250,396
Government remittances receivable	66,584	(119,062)
Restricted cash	(13,109)	-
Prepaid expenses and deposits	255,664	(109,083)
Accounts payable and accrued liabilities	2,620,500	264,453
Players liability account	2,506	-
Deferred revenue	311,515	55,921
Net cash flows from operating activities	(6,193,291)	(1,459,842)
Investing activities
Purchase of property and equipment	(98,786)	-
Bank indebtedness acquired on acquisition of UMG Media Ltd.	(71,925)	-
Investment in Allinsports	270,000	-
Acquisition of intangible assets	(54,680)	-
Cash flows from investing activities	44,609	-
Financing activities
Proceeds from private placements	592,028	-
Proceeds from convertible debentures	-	1,196,480
Proceeds from promissory notes payable	3,162,382	248,602
Proceeds from exercise of options and warrants	3,542	3,814
Repayment of long-term debt	(45,158)	19,757
Note payable	(2,080)	-
Net cash flows from financing activities	3,710,714	1,468,653
Change in cash	(2,437,968)	8,811
Cash, beginning of period	2,827,014	607,933
Cash, end of period	$389,046	$616,744

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

1.	Corporate Information and Going Concern

Torque Esports Corp. (formerly Millennial Esports Corp.) (“Torque” or the “Company”) was incorporated under the Business Corporations Act (Ontario) on April 8, 2011. The registered head office of the Company is 82 Richmond Street East, Toronto, Ontario, M5C 1P1.

The Company focuses on three areas: esports data provision, esports tournament hosting and esports racing.

On June 7, 2019, the Company consolidated its issued and outstanding common shares on the basis of 15 pre-consolidation shares for every 1 post consolidation share. The consolidation was approved during a meeting of shareholders on May 11, 2018. Subsequent to August 31, 2019, on October 17, 2019, the Company further consolidated its shares on the basis of 5 pre-consolidation shares for every 1 post-consolidation share. The consolidation was approved during a meeting of shareholders on October 16, 2019. Current and comparative disclosure has been amended to reflect these two share consolidations.

Pursuant to shareholder approval at the October 16, 2019 shareholders meeting, effective October 18, 2019, the Company changed its name to Torque Esports Corp. The Company’s common shares trade on the TSX Venture Exchange under the trading symbol GAME.V.

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material. It is not possible to predict whether the Company will be able to raise adequate financing or to ultimately attain profit levels of operations.

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $50,312,582 as at February 29, 2020 (August 31, 2019 - $39,754,120). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities. As at February 29, 2020, the Company had a working capital deficiency of $10,182,578 (August 31, 2019 - working capital deficiency of $8,896,119) which is comprised of current assets less current liabilities, excluding warrant liability.

These conditions indicate the existence of material uncertainties that cast significant doubt about the Company’s ability to continue as a going concern. Changes in future conditions could require material write downs of the carrying values.

Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2019.

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on July 8, 2020.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020 (Expressed in United States Dollars)

(Unaudited)

2.	Accounting Policies

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain variable benefits from its power over the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition of control up to the effective date of disposal or loss of control.

The Company’s subsidiaries are as follows:
	Country of	Ownership	Functional
Name of Subsidiary	Incorporation	Percentage	Currency
PGL Consulting Services Inc.	Canada	100%	US Dollar
Pro Gaming League Inc.	Canada	100%	US Dollar
Pro Gaming League Nevada Inc.	USA	100%	US Dollar
Millennial Esports California Corp.	USA	100%	US Dollar
UMG Media Ltd.	Canada	100%	US Dollar
Stream Hatchet S.L.	Spain	100%	Euro
The Race Media Ltd.	United Kingdom	100%	UK Pound
IDEAS+CARS Ltd.	United Kingdom	100%	UK Pound
Eden Games S.A.	France	95.67%	Euro

All inter-company balances and transactions have been eliminated.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

On September 30, 2019, the Company incorporated The Race Media Ltd., a wholly owned subsidiary in England and Wales.

On December 31, 2019, the Company acquired UMG Media Ltd. through a plan of arrangement. (See Note 3)

Accounting Policies Adopted During the Period

i)	IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business. This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs. In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. This standard was adopted on September 1, 2019, resulting in no changes to the Company’s condensed interim consolidated financial statements.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

2.	Accounting Policies (Continued)

Accounting Policies Adopted During the Period (Continued)

ii)	IFRIC 23 – Uncertainty Over Income Tax Treatments (“IFRIC 23”) was issued in June 2017 and clarifies the accounting for uncertainties in income taxes. The interpretation committee concluded that an entity shall consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, then the entity shall determine taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. If an entity concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the entity shall reflect the effect of uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates. This standard was adopted on September 1, 2019, resulting in no changes to the Company’s condensed interim consolidated financial statements.

iii)	Accounting for Leases - IFRS 16

In January 2016, the IASB issued IFRS 16 - Leases (“IFRS 16”), replacing IAS 17 - Leases. IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its statement of financial position, providing the reader with greater transparency of an entity’s lease obligations.

At September 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for fiscal 2019 has not been restated. Further, the Company has elected to record the transition date right-of-use asset at the amount equal to the calculated lease liability and has not accounted for low value or short-term leases (leases with a duration of less than twelve months). Comparative figures remain as previously reported under IAS 17 and related interpretations.

The following are the Company’s new accounting policies for leases:

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of twelve months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined as either the rate implicit in the lease or, if not known, the incremental borrowing rate on commencement of the lease. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

●	Amounts expected to be payable under any residual value guarantee;

●	The exercise price of any purchase option granted if it is reasonably certain to assess that option;

●	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

●	Lease payments made at or before commencement of the lease;

●	Initial direct costs incurred; and

●	The amount of any provision recognised where the Company is contractually required to dismantle, remove or restore the leased asset.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

2.	Accounting Policies (Continued)

Accounting Policies Adopted During the Period (Continued)

iii)	Accounting for Leases - IFRS 16 (Continued)

Lease liabilities increase over time as a result of interest accretion at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortised on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term.

The impact on the Company’s unaudited condensed interim consolidated financial statements are disclosed in note 8 and 9.

Future Accounting Pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company.

ii)	IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted.

3.	Acquisiton of UMG Media Ltd.

On December 31, 2019, the Company acquired all issued and oustanding shares of UMG Media Ltd. (“UMG”) which was carried out by way of a plan of arrangement under the Business Corporations Act (Alberta). UMG shareholders received, on an exchange ratio of 0.0643205, common shares of Torque. In total, Torque issued 4,328,411 Torque Shares (the “Consideration Shares”) in exchange for the UMG securities exchanged pursuant to the transaction, including the securities issued pursuant to the UMG Private Placement (defined below) (a total of 812,361 of these Torque Shares will be issued to the UMG Private Placement shareholders and the remainder shall be issued to the current UMG Shareholders). In addition, each outstanding option and warrant to purchase a UMG Share was exchanged for an option or warrant, as applicable, to purchase a Torque share, based upon the exchange ratio.This transaction was approved at the special meeting of UMG shareholders held on December 17, 2019 and the final order regarding the Arrangement was granted by the Court of Queen’s Bench of Alberta on December 18, 2019.

All transaction costs associated with this acquisition have been expensed. On a pro-forma basis, if the acquisition of UMG would have occurred at the beginning of the Company’s fiscal year (September 1, 2019), the loss attributed to UMG’s operations would have been $2,140,306, with revenue of $202,960.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

3.	Acquisiton of UMG Media Ltd. (Continued)

The acquisition was accounted for using the acquisition method of accounting under IFRS 3, Business Combinations, which requires that the Company recognize the identifiable assets acquired and the liabilities assumed at their fair values on the date of acquisition. The purchase price allocation is as follows:

Consideration Paid
Common shares	$3,965,823
Options and warrants exchanged	51,026
$4,016,849
Fair value of Identifiable Assets Acquired
Cash	$(71,925)
Restricted cash	102,299
Trade and other receivables	76,052
Prepaid and other current assets	88,878
Property and equipment	147,429
Leasehold improvements	166,193
Right-of-use asset	388,996
Websites and platforms	846,000
Trade name	288,946
Customer lists	333,704
Goodwill	3,441,019
Trade and other payables	(761,766)
Lease liabilities	(420,863)
Players liability account	(112,902)
Note payable	(100,745)
Deferred revenue	(64,466)
Due to shareholders	(330,000)
$4,016,849

4.	Goodwill

Balance, August 31, 2018	$6,907,801
Impairment of goodwill of Eden Games	(5,886,260)
Effect of foreign exchange	(370,187)
Balance, August 31, 2019	$651,354
Acquired on acquisition of UMG Media Ltd. (Note 3)	3,441,021
Effect of foreign exchange	(459)
Balance, February 29, 2020	$4,091,916

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

5. Intangible Assets

	Application			Customer Lists
Cost	Platforms	Software	Brand	and Contracts	Total
August 31, 2018	$793,144	$5,273,196	$1,733,266	$350,310	$8,149,916
Additions	-	-	-	140,239	140,239
Foreign exchange	(32,821)	(217,398)	(70,273)	(12,957)	(333,449)
August 31, 2019	$760,323	$5,055,798	$1,662,993	$477,592	$7,956,706
Acquired on acquisition of UMG Media Ltd.	846,000	-	288,946	333,704	1,468,650
Additions	-	54,680	-	-	54,680
Foreign exchange	3,890	40,665	3,055	822	48,432
February 29, 2020	$1,610,213	$5,151,143	$1,954,994	$812,118	$9,528,468
Accumulated Amortization
August 31, 2018	$560,817	$973,873	$392,874	$252,361	$2,179,925
Amortization	90,667	1,700,615	296,357	53,033	2,140,672
Foreign exchange	(23,207)	(40,150)	(15,929)	(9,333)	(88,619)
August 31, 2019	$628,277	$2,634,338	$673,302	$296,061	$4,231,978
Amortization	72,953	839,418	154,307	35,447	1,102,125
Foreign exchange	3,214	13,826	1,237	510	18,787
February 29, 2020	$704,444	$3,487,582	$828,846	$332,018	$5,352,890
Carrying Value
At August 31, 2019	$132,046	$2,421,460	$989,691	$181,531	$3,724,728
At February 29, 2020	$905,769	$1,663,561	$1,126,148	$480,100	$4,175,578

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

6.	Property and Equipment

	Computer	Furniture
Cost	Equipment	and Fixtures	Total
August 31, 2018	$180,393	$113,802	$294,195
Effect of foreign exchange	10,894	6,884	17,778
Additions	17,839	2,612	20,451
August 31, 2019	$209,126	$123,298	$332,424
Acquired on acquisition of UMG Media	116,668	30,761	147,429
Additions	-	98,786	98,786
Effect of foreign exchange	(17,566)	(13,626)	(31,192)
February 29, 2020	$308,228	$239,219	$547,447
Accumulated Depreciation
August 31, 2018	$117,979	$13,345	$131,324
Effect of foreign exchange	7,137	788	7,925
Depreciation	55,973	54,567	110,540
August 31, 2019	$181,089	$68,700	$249,789
Effect of foreign exchange	(11,110)	(7,911)	(19,021)
Depreciation	4,510	63,538	68,048
February 29, 2020	$174,489	$124,327	$298,816
Carrying Value
At August 31, 2019	$28,037	$54,598	$82,635
At February 29, 2020	$133,739	$114,892	$248,631

7.	Leasehold Improvements

Leasehold
Cost	Improvements
August 31, 2018	$54,465
Additions	-
August 31, 2019	$54,465
Acquired on acquisition of UMG Media Ltd.	166,193
February 29, 2020	$220,658
Accumulated Depreciation
August 31, 2018	$51,151
Depreciation	696
August 31, 2019	$51,847
Depreciation	4,247
February 29, 2020	$56,094
Carrying Value
At August 31, 2019	$2,618
At February 29, 2020	$164,564

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

8.	Right-of-Use Assets

IFRS 16 - right-of-use asset recognition	$234,215
Right-of-use assets at September 1, 2019	234,215
Acquired in acquisition of UMG Media Ltd. (Note 3)	388,996
Depreciation	(64,566)
Balance, February 29, 2020	$558,645

Right-of-use assets consist of the operating leases for office facilities and are amortized over periods between 27 and 74 months.

9.	Lease Liabilities

At the commencement date of the lease, lease liabilities are measured at the present value of the lease payments that were not paid at that date. The lease payments are discounted using an average interest rate of 7.75%, which is the Company’s estimated incremental borrowing rate. The continuity of the lease liabilities are presented in the table below:

		Office
	Truck	Lease	Total
Balance, August 31, 2019	$-	$-	$-
Additions to right-of-use assets on adoption of IFRS 16, September 1, 2019	-	234,215	234,215
Acquired on acquisition of UMG Media Ltd.	19,770	388,996	408,766
Interest accretion	146	7,060	7,206
Lease payments	(1,799)	(69,197)	(70,996)
Balance, February 29, 2020	$18,117	$561,074	$579,191
As at February 29, 2020
Less than one year	$9,740	$132,636	$142,376
Greater than one year	8,377	428,438	436,815
Total lease obligation	$18,117	$561,074	$579,191
Maturity Analysis - Contractual Undiscounted Cash Flows
As at February 29, 2020
Less than one year			$140,745
Greater than one year			495,932
Total undiscounted lease obligation			$636,677

On November 14, 2016, UMG entered into a capital lease upon acquisition of a truck. UMG financed $48,259 over a period of 60 months, with an interest rate of 4.43% and monthly payments of $900. Total finance charges over the life of the capital lease will be $5,728, with a total of $53,987 being paid by the end of the term. The truck asset is presented in with property, and equipment.

10.	Players Liability Account

The Players liability account consists of UMG cash purchased by players, plus any prize winnings, less any fees for match game play and withdrawal requests processed to date. As at February 29, 2020, the players account balance was $115,408, which is the total amount payable if all players were to request closure of their accounts. As at February 29, 2020, the players account liability and corresponding restricted cash balances were the same.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020 (Expressed in United States Dollars)

(Unaudited)

11.	Promissory Notes Payable

On September 30, 2018, the Company received $200,000 in working capital advances in the form of promissory notes from two companies for which a director of Torque was a senior officer. These promissory notes are unsecured, have a term of one year, and carry interest at 18%. As of February 29, 2020, interest of $53,942 has been accrued (August 31, 2019 - $33,131).

As at February 29, 2020, advances of $2,247,174 were outstanding to a company of which a director of Torque was a senior officer. The notes are unsecured, bear interest at 12%, and are due on demand. As at February 29, 2020, interest of $100,440 had accrued. (August 31, 2019 - $nil)

Under the terms of a loan agreement dated March 9, 2020, during the six months ended February 29, 2020, the Company received $1,100,000 from Frankly Inc., a company with which an officer of Torque is a senior officer. The loan bears interest at a rate of 4% per annum and is secured by a general security agreement against the Company’s assets, and a first ranking security interest pledge. As at February 29, 2020, interest of $2,508 (August 31, 2019 - $nil) had accrued.

12.	Convertible Debt

Between October 18, 2019 and January 2, 2020, convertible debentures in the amount of CAD$3,263,010 ($2,779,292) were converted into 6,526,020 units. The fair value of the convertible debentures at the time of conversion was estimated using the binomial lattice model with the following assumptions: share price of CAD$0.73 ($0.54); term of between 2.43 and 2.52 years; conversion price and warrant exercise price of CAD$0.50 ($0.37); interest rate of 6%; expected volatility of 171.62%; risk-free interest rate of 11.41%; exchange rate of 0.7456; and an expected dividend yield of 0%. The fair value assigned to these convertible debentures is $2,779,292. This value was split between common shares and warrants as $1,170,060 and $1,609,232, respectively.

As at February 29, 2020, the fair value of the convertible debentures was CAD$11,872,756 ($8,841,641). The fair value of the convertible debentures on February 29, 2020 was estimated using the binomial lattice model with the following assumptions: share price of CAD$0.73 ($0.54); term of 2.35-2.44 years; conversion price and warrant exercise price of CAD$0.50 ($0.37); interest rate of 6%; expected volatility of 171.62%; risk-free interest rate of 11.41%; exchange rate of 0.7447; and an expected dividend yield of 0%.

Convertible Debt - Series Two
Balance, August 31, 2018	$-
Issuance	8,970,495
Conversion of Series One convertible debt	2,431,489
Conversion	(31,026)
Warrants issued on conversion	(30,374)
Interest	72,035
Foreign exchange	(416,428)
Change in fair value	1,536,532

Balance, August 31, 2019	$12,532,723
Conversion	(1,170,060)
Warrants issued on conversion	(1,609,232)
Interest	264,430
Foreign exchange	67,424
Change in fair value	(1,243,644)
Balance, February 29, 2020	$8,841,641

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

13.	Long-term Debt

On September 9, 2014, Eden Games entered into a loan arrangement with Banque Publique d’Investissement (“BPI”) for €450,000 ($525,600). This loan is unsecured, non-interest bearing and matures on June 30, 2022, with the first payment paid on September 30, 2017. Fees of €13,000 ($15,000) were paid in connection with the loan. The loan bears interest at 0% per annum. As at Febraury 29, 2020, the present value of the loan was $201,129 (August 31, 2019 - $246,288), with accretion of $4,091 (six months ended February 28, 2019 - $nil) having been charged to the Company’s statements of loss and comprehensive loss for the year then ended. A discount rate of 10% was used.

The loan is repayable as follows:

2020	€ 45,000 ($49,483)
2021	€ 90,000 ($98,966)
2022	€ 90,000 ($98,966)

14.	Stock Options

The following table reflects the continuity of stock options for the six months ended February 29, 2020 and 2019:

		Weighted Average
	Number of	Exercise Price
	Stock Options	(CAD$)	(US$)
Balance, August 31, 2018	164,066	18.75	13.96
Granted	26,667	9.75	7.26
Expired/Cancelled	(17,067)	51.00	37.98
Balance, February 28, 2019	173,666	15.75	11.73
Balance, August 31, 2019	$104,600	14.73	10.96
Issued on acquisition of UMG Media Ltd.	249,135	14.27	10.63
Expired/Cancelled	(76,667)	16.77	12.49
Balance, February 29, 2020	$277,068	6.96	5.18

The following table reflects the stock options issued and outstanding as of February 29, 2020:

	Remaining		Weighted Average
	Exercise		Number of
	Price		Contractual	Options
Expiry Date	(CAD)	(USD)	Life (years)	Outstanding
November 22, 2020	8.35	6.22	0.73	7,384
July 11, 2021	14.71	10.96	1.36	9,494
July 15, 2021	3.68	2.74	1.38	142,359
December 10, 2021	8.35	6.22	1.78	23,464
June 30 ,2022	10.58	7.88	2.33	66,434
March 20, 2023	51.00	39.79	3.05	667
September 14, 2025	9.75	7.26	5.54	26,666
November 9, 2026	10.50	7.82	6.70	600
	6.96	5.18	2.04	277,068

Of the 277,068 options outstanding (August 31, 2019 - 104,600), 260,151 (August 31, 2019 - 2,511) are exercisable as at February 29, 2020. During the six months ended February 29, 2020, share-based compensation expense was $16,914 (six months ended February 28, 2019 - $225,612).

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

15.	Warrant Liability

Balance at August 31, 2018	$819,245
Warrants issued	28,551
Expiration of warrants	(3,667)
Change in fair value	(552,820)
Impact of warrants exercised during the year	(5,488)
Foreign exchange	10,974
Balance as at August 31, 2019	$296,795
Warrants issued	1,827,395
Change in fair value	1,131,886
Impact of warrants exercised during the period	(1,895)
Foreign exchange	136,969
Balance as at February 29, 2020	$3,391,150

The movements in the number and estimated fair value of outstanding warrants issued are as follows:

		Weighted-average	Weighted-average
	Number of	exercise price	exercise price
	warrants	(CAD)	(USD)
Outstanding, August 31, 2018	339,558	$45.00	$33.51
Expired	(42,471)	(54.00)	(40.21)
Exercised	(1,333)	(3.75)	(2.79)
Outstanding, February 28, 2019	295,754	$44.25	$32.95
Balance, August 31, 2019	439,754	30.56	0.38
Issued (i)	6,962,020	0.58	0.43
Issued on acquisition of UMG Media Ltd.	149,166	14.27	10.63
Expired (iii)	(167,179)	(68.43)	(50.96)
Exercised (iii)	(9,375)	(0.50)	(0.37)
Outstanding, February 29, 2020	7,374,386	$1.07	$0.80

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

15.	Warrant Liability (Continued)

Exercisable	Warrants Outstanding				Warrants
						Weighted
		Average		Average		Average
		Exercise		Remaining	Weighted	Exercise
	Number	Price		Contractual	Number	Price
Expiry Date	Outstanding	(CAD)	(USD)	Life (years)	Exercisable	(CAD)	(USD)
August 8, 2024	2,034,000	$0.50	$0.37	4.44	2,034,000	$0.50	$0.37
July 25, 2024	3,074,145	0.50	0.37	4.41	3,074,145	0.50	0.37
July 8, 2024	1,552,500	0.50	0.37	4.36	1,552,500	0.50	0.37
December 18, 2022	436,000	1.80	1.34	2.80	436,000	1.80	1.34
July 12, 2020	128,575	12.75	9.49	0.37	128,575	12.75	9.49
November 22, 2020	27,936	13.79	10.27	0.73	27,936	13.79	10.27
November 22, 2020	59,335	18.37	13.68	0.73	59,335	18.37	13.68
July 11, 2021	61,895	10.58	7.88	1.36	61,895	10.58	7.88
	7,374,386	$1.07	$0.80	4.01	7,374,386	$1.07	$0.80

Warrants

As at February 29, 2020, the fair value of the 128,575 warrants payable was determined to be $nil as calculated using the Black Scholes option pricing model with the following assumptions: a 0.37 years as expected average life; share price of CAD$0.73 ($0.54); exercise price of CAD$12.75 ($9.49); 114.3% expected volatility; risk free interest rate of 1.07%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

During the six months ended February 29, 2020, the holders of 9,375 warrants exercised their right to convert the warrants into the Company’s shares at an exercise price of CAD$0.50 ($0.38). As a result of the underlying exercise of warrants, the Company received CAD$5,000 ($3,542) in cash proceeds and a proportionate fair value of $1,895 of the underlying warrants was transferred to share capital.

Between September 12 and January 2, 2020 the Company issued 6,526,020 CAD$0.50 ($0.37) warrants in conjunction with the conversion of 6,526,020 units of convertible debt. Each resulting unit was comprised of one common share of the Company and one common share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one common share of the Company for a period of five years at an exercise price of CAD$0.50 ($0.37) per share. The fair value of the 6,526,020 warrants issued was determined to be $1,609,233 as calculated using the Black Scholes option pricing model using the cyclical method with the following assumptions: a 4.56 to 4.91 year as expected average life; share price of between CAD$0.1.29 ($0.96) and CAD$1.71 ($1.27); exercise price of CAD$0.50 ($0.37); 136% expected volatility; risk free interest rate of between 1.64 and 1.71%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

As at February 29, 2020, the fair value of the CAD$0.50 ($0.37) warrants, aggregating to 6,660,645 at period end was determined to be $3,243,774 as calculated using the Black Scholes option pricing model with the following assumptions: an expected average life of between 4.36 and 4.44 years; share price of CAD$0.73 ($0.54); exercise price of CAD$0.50 ($0.37); 136% expected volatility; risk free interest rate of 1.07%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

15.	Warrant Liability (Continued)

On December 18, 2019 the Company issued 436,000 warrants in conjunction with a non-brokered private placement. Each warrant entitles the holder to acquire one common share of the Company for a period of three years at an exercise price of CAD$1.80 ($1.34) per share. The fair value of the 436,000 warrants issued was determined to be $218,162 as calculated using the Black Scholes option pricing model using the relative value method with the following assumptions: a three year as expected average life; share price of CAD$1.23 ($0.92); exercise price of between CAD$1.80 ($1.34); 136% expected volatility; risk free interest rate of 1.72%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

As at February 29, 2020, the fair value of the 436,000 warrants was determined to be $147,376 as calculated using the Black Scholes option pricing model with the following assumptions: a 2.80 years as expected average life; share price of CAD$0.73 ($0.54); exercise price of CAD$1.80 ($1.34); 211% expected volatility; risk free interest rate of 1.11%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

16.	Share Capital

(a)	Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preference shares

(b)	Issued and outstanding - Common Shares

	Shares	Consideration
Balance, as at August 31, 2018	2,201,260	$29,573,077
Common shares issued on exercise of warrants	1,333	11,214
Balance, February 28, 2019	2,202,593	$29,584,291

Balance, August 31, 2019	2,346,593	29,613,406
Common shares issued on exercise of warrants	9,375	5,437
Common shares issued on private placement, net of costs (i)	872,000	592,028
Common shares issued on conversion of convertible debt	6,526,020	1,170,060
Common shares issued on acquisition of UMG Media Ltd.	4,328,411	3,965,823
Balance, February 29, 2020	14,082,399	$35,346,754

i)	On December 18, 2019, the Company closed a non-brokered private placement at a price of CAD$1.25 ($0.95) per unit. The Company issued 872,000 units for gross proceeds of CAD$1,090,000 ($830,907). Of this private placement’s gross proceeds, CAD$540,000 ($411,642) represented existing debt settled in units. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant of Torque. Each whole warrant entitles the holder to acquire one common share of Torque for a period of 36 months from the date of issuance of the warrant, at an exercise price of CAD$1.80 ($1.34) per share.

The grant date fair value of the 436,000 warrants issued was $218,162 as calculated using the Black-Scholes option pricing model with the following assumptions: a 36 months expected average life; share price of CAD$1.23 ($0.92) ; 136% expected volatility; risk free interest rate of 1.72%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

17.	Capital Management

The Company considers its capital to be its shareholders’ equity. As at February 29, 2020, the Company had shareholders’ deficiency of $ 12,848,911 (August 31, 2019 - a deficiency of $7,960,633) The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, through the use of lower cost capital, including raising share capital or debt when required to fund opportunities as they arise. The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital. There have been no changes to management’s approach to managing its capital during the three and six months ended February 29, 2020 and February 28, 2019. The Company is subject to Policy 2.5 of the TSXV Venture Exchange (“TSXV”) which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months. As of February 29, 2020, the Company was not compliant with Policy 2.5.

18.	Commitments and Contingencies

i)	Operating Leases

Eden Games is obligated under operating leases for use of its office premises for the period ending April 15, 2025. Eden Games can end the lease at end of every three-year period on six months advance notice. Payment of €25,000 ($18,618) is required every quarter. Annual future minimum rental payments under operating leases are as follows:

2020	€ 50,000 ($54,500)
2021	€ 100,000 ($109,000)
2022	€ 31,250 ($34,063)

UMG is obligated under the terms of an occupancy leases for use of its office premises until february 28, 2025, renewable for a further three years with 90 days notice prior to the conclusion of the original term. Annual future minimum rental payments under operating lease are as follows:

2020	$85,688
2021	$86,545
2022	$87,411
2023	$88,285
2024	$89,168

Ideas + Cars is obligated under the terms of a facilities use agreement for event and meeting premises amounting to €180,851 ($197,128) for an event planned in July 2020.

ii)	Royalty Expenses

Royalty expenses relate to royalties paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of the Eden Games’ products. Eden Games has royalty agreements to utilize trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of its products. Eden Games has committed to pay royalties ranging from 4% to 25% of revenues after certain thresholds have been met, in connection with the underlying license agreements. Royalty expenses were €nil for the three and six months ended February 29, 2019 and February 28, 2019.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

18.	Commitments and Contingencies (Continued)

iii)	Software Contract

The Company is committed under the terms of a software license agreement until June 1, 2021 for annual fees of $87,907.

iv)	Consulting Contracts

Under the terms of three consulting agreements, the Company is committed to pay 0.5% of tokens issued to each consultant, should the Company ever undertake a initial coin offering.

Under the terms of a consulting agreement dated July 27, 2017, the Company is committed to pay six months severance in the event of termination, amounting to £144,500 ($175,911). If revenue from the Eden Games mobile app exceeds £100,000 ($121,561) in a month, in the first year of this agreement, a bonus equal to 2.5% of the excess shall be paid up to a maximum of £100,000 ($121,561) on an annual basis. Each successive year, the monthly target will increase by 20% but the maximum will remain at £100,000 ($121,561). As no triggering events have taken place related to the contingencies to February 29, 2020, no provision has been made in these condensed interim consolidated financial statements

The Company is committed under the terms of a business development services contract for aggregate payments of CAD$586,500 ($441,143) over a period of 36 months commencing July 1, 2019 to Rockstar Kids Ltd., a corporation controlled by a company where a senior officer is a director of Torque.

v)	Employment Contracts

Under the terms of an employment contract undertaken with the Company’s controller, the Company is committed to pay three months severance in the event of termination, amounting to $42,500. Additionally, the controller’s employment agreement contains a provision for a discretionary annual bonus for up to 20%.

vi)	Litigation

The Company is subject to various claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations or liquidity.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

19.	Discontinued Operations

During the year ended August 31, 2019, the Company ceased operations in PGL Nevada subsidiary. Accordingly, the operational results for this subsidiary have been presented as a discontinued operation and accordingly, comparative figures for the three and six months ended February 29, 2019 have been restated.

The operating results of PGL Nevada for the three and six months ended February 29, 2020 and 2019 are presented as discontinued operations as follows:

	For the Three	For the Three	For the Six	For the Six
	Months Ended	Months Ended	Months Ended	Months Ended
	February 29,	February 28,	February 29,	February 28,
	2020	2019	2020	2019
Revenues
Event income	$-	$530,330	$-	$534,731
Expenses
Salaries and wages	-	24,792	-	49,228
Sponsorships and tournaments	-	58,452	-	59,789
Professional fees	627	81,499	827	147,502
Advertising and promotion	-	-	-	-
Travel	-	36,146	-	36,146
Rent	-	63,750	-	127,500
Office and general	-	23,717	-	46,956
Insurance	-	7,271	-	12,375
Interest and bank charges	-	-	-	-
	-	-	-	-
Total expenses	627	295,627	827	479,496
Net loss (income) from discontinued operations	$(627)	$234,703	$(827)	$55,235

The net cash flows from discontinued operations for the three and six months ended February 29, 2020 and 2019 are as follows:

	For the Three	For the Three	For the Six	For the Six
	Months Ended	Months Ended	Months Ended	Months Ended
	February 29,	February 28,	February 29,	February 28,
	2020	2019	2020	2019
Net cash provided by (used in) operating activities	$-	$41,023	$-	$31,137
Change in cash	-	41,023	-	31,137
Cash, beginning of period	-	7,744	-	17,630
Cash, end of period	$-	$48,767	$-	$48,767

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

20.	Segmented Information

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (‘CODM’). The CODM has been determined to be the Company’s CEO as they are primarily responsible for the allocation of resources and the assessment of performance.

The CODM uses net loss, as reviewed at periodic business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation.

The CODM’s primary focus for review and resource allocation is the Company as a whole and not any component part of the business. All revenue streams for the business are managed by divisional managers. Having considered these factors, management has judged that the Company comprises one operating segment under IFRS 8. As such, the disclosures required under IFRS 8 for the condensed interim consolidated financial statements are shown on the face of the condensed interim consolidated statement of loss and comprehensive loss and condensed interim consolidated statement of financial position.

Geographical Breakdown

February 29, 2020
	North	United	European
	America	Kingdom	Union	Total
Assets	$6,310,960	$225,214	$6,128,158	$12,664,332
Long-term assets	$5,537,829	$34,527	$4,866,978	$10,439,334
Six Months Ended February 29, 2020
Net (loss)	$(4,448,115)	$(3,119,816)	$(2,990,531)	$(10,558,462)
August 31, 2019

	North	United	European
	America	Kingdom	Union	Total
Assets	$4,414,852	$61,196	$6,009,649	$10,485,697
Long-term assets	$1,470,000	$17,889	$4,443,446	$5,931,335
Six Months Ended February 28, 2019
Net (loss)	$(2,657,559)	$(15,188)	$263,761	$(2,408,986)

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

20.	Segmented Information (Continued)

As at February 29, 2020, bank indebtedness of $62,352 and $3,611, respectively (August 31, 2019 - cash of $nil and $2,217,642, respectively) was held in US and Canadian Chartered banks, respectively, $454,649 held in Euros in the European Union (August 31, 2019 - $529,642), and $360 held in GBP in the United Kingdom (August 31, 2019 - $79,553).

The Group’s revenue disaggregated by primary geographical markets is as follows:

For the Six Months Ended February 29, 2020

	North	United	European
	America	Kingdom	Union	Total
Games development income	$-	$-	$959,696	$959,696
Event and membership income	$-	$-	$-	$-
Online and other income	$26,957	$38,522	$445,589	$511,068
Total	$26,957	$38,522	$1,405,285	$1,470,764

For the Six Months Ended February 28, 2019

	North	United	European
	America	Kingdom	Union	Total
Games development income	$-	$-	$2,915,650	$2,915,650
Membership income	$-	$-	$-	$-
Event income	$2,476	$12,310	$282,932	$297,718
Total	$2,476	$12,310	$3,198,582	$3,213,368

21.	Related Party Transactions and Balances

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management includes the following:

	For the Three	For the Three	For the Six	For the Six
	Months Ended	Months Ended	Months Ended	Months Ended
	February 29,	February 28,	February 29,	February 28,
	2020	2019	2020	2019
Total compensation paid to
key management	$101,148	$235,800	$207,818	$343,617
Share based payments	$9,705	$-	$16,914	$-

Total compensation paid to key management is recorded in consulting and salaries and wages in the statement of loss and comprehensive loss for the three and six months ended February 29, 2020.

Amounts due to related parties as at February 29, 2020 with respect to the above fees were $121,774 (August 31, 2019 - $124,717). These amounts are unsecured, non-interest bearing and due on demand.

Included in accounts and other receivables is $27,289 (August 31, 2019 - $35,365) in advances due from the Company’s Chief Executive Officer. This amount is unsecured, bear no interest and are due on demand.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

21.	Related Party Transactions and Balances (Continued)

Included in prepaid expenses is $342,644 (August 31, 2019- $431,608) for future consulting fees paid to a corporation related to a company of which a director of the Torque is a senior officer.

As at February 29, 2020, shareholder advances of $330,000 were outstanding to a shareholder of the Company who was a shareholder of UMG. The advances are unsecured, non-interest bearing and are due on demand.

During the three and six months ended February 29, 2020, the Company expensed $44,278 and $59,062, respectively (three and six months ended February 28, 2019 - $14,915 and $30,518, respectively) to Marrelli Support Services Inc. (“Marrelli Support”) and DSA Corporate Services Inc. (“DSA”), together known as the “Marrelli Group” for:

(i)	Robert D.B. Suttie to act as Chief Financial Officer (“CFO”) of the Company;
(ii)	Bookkeeping and office support services;
(iii)	Corporate filing services; and
(iv)	Corporate secretarial services.

The Marrelli Group is also reimbursed for out of pocket expenses.

Both Marrelli Support and DSA are private companies. Robert Suttie is the President of Marrelli Support.

22.	Subsequent Events

i)	On March 9, 2020, the Company and Frankly Inc. entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which Torque will acquire each of Frankly and WinView (the “Transaction”), which will create an integrated platform dedicated to live esports, news and gaming.

The common shares of Frankly will be exchanged for common shares of Torque on a one-for-one basis. All outstanding convertible securities of Frankly will be exchanged for equivalent securities of Torque (other than outstanding warrants to purchase common shares of Frankly, which will remain outstanding and have the terms of such securities adjusted to reflect the exchange ratio).

The securities of WinView will be exchanged for 26,400,000 common shares of Torque, which shall be subject to certain leak-out provisions which have been agreed upon by the parties in the Business Combination Agreement.

On May 11, 2020 the Company announced the completion of the business combination. The Company acquired all of the issued and outstanding shares of Frankly in exchange for consideration of one Torque common share for each Frankly common share acquired, pursuant to a court approved plan of arrangement (the “Frankly Arrangement”), resulting in the issuance of 33,249,106 common shares of Torque upon closing the business combination. Torque also concurrently indirectly acquired WinView, pursuant to a statutory merger under the laws of the State of Delaware, with WinView securityholders receiving an aggregate of 26,399,960 common shares of Torque as well as certain contingent consideration.

ii)	On March 18, 2020, the Company announced it had removed the trading restrictions on its common shares issued pursuant to the exercise of common share purchase warrants (“Warrants”) which have been issued or may be issued in the future from the conversion of convertible debentures issued during the July 8, July 25 and August 8, 2019 non-brokered private placements of convertible debentures.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

22.	Subsequent Events (Continued)

iii)	On March 20, 2020, the Company settled and extinguished CAD$900,002 ($670,231) of indebtedness (the “Indebtedness”) through the issuance of common shares of the Company. Pursuant to the settlement of the Indebtedness (the “Debt Settlement”), the Company issued 694,500 common shares at a deemed price of CAD$1.2959 ($0.9651) per common share to three creditors of the Corporation. The Company chose to settle and extinguish the Indebtedness through the issuance of common shares to preserve cash and improve the Company’s balance sheet.

iv)	On March 16 and March 30, 2020, the Company closed the first and second tranches of a non-brokered private placement. Aggregate proceeds of CAD$1,344,370 ($1,001,152) were raised at CAD$0.60 ($0.45) per unit and 2,240,617 Units were issued. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one additional share of the Company for a period of 36 months from the date of issuance at a price of CAD$0.90 ($0.67) per share.

v)	On April 2, 2020, the Company announced the acquisition of UK-based Formula 1-themed brand WTF1 for $450,000.

vi)	On April 22, 2020, the Company announced its renegotiation of the acquisition of Allinsports. The revised agreement provides for the acquisition of 100% of Allinsports in exchange for the issuance of 14,500,000 common shares of the Company. The purchase price included the requirement of $1.2 million to be advanced against the purchase price. In addition, if Allinsports achieves EBITDA of $1 million in fiscal 2021 excluding purchases made by the Company, the Company will make an earnout payment of $2 million to the former shareholders of Allinsports.

vii)	On March 31, 2020 and May 28, 2020, the Company closed the final two tranches of its non-brokered private placement. Aggregate proceeds of CAD$2,654,890 ($1,977,097) were raised and a total of 4,425,816 Units at CAD$0.60 ($0.45) were issued on the two closings. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one additional share of the Company for a period of 36 months from the date of issuance at a price of $0.90 per share.

viii)	On June 1, 2020, the Company announced that it has entered into a shares for debt arrangement in relation to the settlement of certain financial advisory fees owing. Under the terms of the arrangement, Torque an aggregate of 200,320 common shares at a deemed price per share of CAD$0.624 ($0.46), in full and final settlement of the remaining CAD$125,000 ($93,088) in professional fees owed.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2020

(Expressed in United States Dollars)

(Unaudited)

22.	Subsequent Events (Continued)

ix)	On June 3, 2020, the Company completed the acquisitions of The Race YouTube Channel (previously known as “LetsGoRacing”) and Driver Database.

The Race / LetsGoRacing YouTube

The Company acquired 100% of the channel pursuant to a share purchase agreement dated June 2, 2020 for the following consideration:

-	Total cash consideration of £315,000 ($403,200) to be payable to the shareholders of The Race/LetsGoRacing in tranches over 12 months from closing.

-	3,000,000 common shares of Torque to be issued to the shareholders of TheRace/LetsGoRacing.

Driver Database The Company acquired 100% of Driver Database in exchange for the issuance of 1,500,000 common shares of Torque to be issued to the shareholders of Driver Database pursuant to a share purchase agreement dated June 1, 2020.

x)	The outbreak of the novel strain of corona virus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions.

Management cannot accurately predict the future impact COVID-19 may have on:

●	The severity and the length of potential measures taken by governments to manage the spread of the virus and their effect on labour availability and supply lines;

●	Availability of essential supplies;

●	Purchasing power of the US dollar, the Canadian dollar, the Euro and the UK Pound; and

●	Ability to obtain funding

At the date of the approval of the condensed interim consolidated financial statements, the Canadian government has not introduced measures which impede the activities of the Company. Management believes the business will continue and accordingly, the current situation bears no impact on management’s going concern assumption. However, it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.